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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011075

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50495

SEC MAIL RECEIVED PROCESSING
FEB 28 2003
WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Great West Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3939 Belt Line Road, Suite 505
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar A. Phillips, CPA — 915-672-1392
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Company, LLP
(Name — *if individual, state last, first, middle name*)

500 Chestnut, Suite 901	Abilene	TX	79602
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GREAT WEST PARTNERS, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2002

PHILLIPS & COMPANY, L.L.P.
Certified Public Accountants
500 Chestnut, Suite 901
Abilene, Texas 79602

OATH OR AFFIRMATION

I, Suzanne LePage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great West Partners, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Suzanne LePage
Signature

President
Title

Deborah F. Welch
Notary Public

DEBORAH F. WELCH
Notary Public
State of Texas
My Comm. Exp. 08-30-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (915) 677-7991
Toll Free (800) 477-1848
Fax (915) 677-7048

Report of Independent Certified Public Accountants

Board of Directors
Great West Partners, Inc.
3939 Belt Line Road, Suite 505
Addison, TX 75001

We have audited the accompanying statement of financial condition of Great West Partners, Inc. (a Texas corporation) as of December 31, 2002, and the related statement of income, statement of changes in stockholder's equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of Great West Partners, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information, as required by Rule 17a-5 of the Securities and Exchange Commission, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS
Abilene, Texas

February 17, 2003

GREAT WEST PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Current assets		
Cash in bank	$	11,884
Prepaid registration - NASD		6,489
Total current assets		18,373
Fixed assets		
Office equipment		1,629
Less: Accumulated depreciation		(1,629)
Total Fixed assets		-
Noncurrent asset		
Deferred tax benefit		606
Total Assets	$	18,979

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payroll taxes payable	$	274
Total Liabilities		274
Stockholder's equity		
Common stock - no par; authorized 1,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid in capital		11,000
Retained earnings		6,705
Total Stockholder's Equity		18,705
	$	18,979

The accompanying notes are an integral part of this financial statement.

GREAT WEST PARTNERS, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2002

Revenues		
Sales commission	$	47,875
Managing broker/dealer fee		3,240
Maintenance fees		53,262
		104,377
Expenses		
Salaries - employees		19,625
Salaries - officers		21,875
Payroll tax expense		8,497
Accounting expense		2,456
Securities investor protection corporation		150
NASD dues		503
Commissions		47,875
State registration fees		50
Representative registration fees		7,361
Office supplies		26
		108,419
Net loss before taxes		(4,041)
Deferred income tax benefit		606
Net loss after taxes	$	(3,435)

The accompanying notes are an integral part of this financial statement.

GREAT WEST PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at January 1, 2002	$ 1,000	$ 7,000	$ 10,140	$ 18,140
Additional investment		4,000		
Net loss			(3,435)	(3,435)
Balances at December 31, 2002	$ 1,000	$ 11,000	$ 6,705	$ 18,705

The accompanying notes are an integral part of this financial statement.

GREAT WEST PARTNERS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash Flows From Operating Activities		
Net loss	$	(3,435)
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities:		
Increase in Deferred tax assets		(606)
Increase in Prepaid registration		(128)
Increase in Payroll taxes payable		274
Decrease in Federal income taxes payable		(133)
Net cash used for operating activities		(4,028)
Net cash provided by financing activities		
Increase in Additional paid in capital		4,000
Net change in cash		(28)
Cash at beginning of year		11,912
Cash at end of year	$	11,884

Supplemental Disclosure of Cash Flow Information:

Cash paid (overpaid) during the year for:		
Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of this financial statement.

GREAT WEST PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This is a summary of the significant accounting policies of Great West Partners, Inc. (the Company). The financial statements and notes are representations of the Company's management.

A. NATURE OF BUSINESS

Great West Partners, Inc., a Texas corporation, was incorporated August 21, 1997. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in the state of Texas. It is a member of the National Association of Securities Dealers (NASD). Great West Partners, Inc. sells direct participation programs in oil and gas ventures for Gulf States' Royalty Company (a related entity) and for a third-party entity, Great West Fuels, LLC. The oil and gas programs are marketed by Great West Partners, Inc. Great West Partners, Inc. does not hold customer funds or securities.

B. METHOD OF ACCOUNTING

The Company prepares its financial statements on the accrual method of accounting with security transactions recorded on a trade date basis. The accrual method records income when earned and expenses when incurred as opposed to when the cash is received or expended.

C. INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability tax provision approach is required when applicable. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. A deferred tax benefit has been recorded to reflect the expected offset of income taxes in the future.

GREAT WEST PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

D. FIXED ASSETS AND DEPRECIATION

The company elected to expense fixed assets additions under Internal Revenue Code Section 179 in the 2000 tax year. This method of depreciation is a departure from Generally Accepted Accounting Principles; however, as this amount is immaterial, there is no significant effect on these financial statements.

NOTE 2. ACCOUNTS RECEIVABLE/PAYABLE - RELATED PARTIES

Great West Partners, Inc. has a close relationship with Gulf States Royalty Company. Gulf States Royalty Company owns 100% of the 1,000 shares of common stock authorized, issued, and outstanding. No related party accounts receivable or payable existed at December 31, 2002. All of the Company's revenues were generated from an affiliated company (having common ownership), Great West Energy & Exploration, Inc. No related party accounts receivable or payable existed at December 31, 2002.

NOTE 3. NET CAPITAL REQUIREMENTS

Great West Partners, Inc. sells only direct participation programs and does not hold customer funds or securities and therefore is subject to the SEC minimum net capital requirement under SEC Rule 15c 3-1 of $5,000. The computation for the net capital of Great West Partners, Inc. is included in the Supplementary Information.

NOTE 4. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company having common ownership. This affiliated company originates all of the oil and gas working interest marketed by the Company. The loss of these originations could have a materially adverse effect on the Company.

GREAT WEST PARTNERS, INC.

SUPPLEMENTARY INFORMATION

December 31, 2002

PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (915) 677-7991
Toll Free (800) 477-1848
Fax (915) 677-7048

Report of Independent Certified Public Accountants on Supplemental Information

Board of Directors
Great West Partners, Inc.
3939 Belt Line Road, Suite 505
Addison, Texas 75001

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Great West Partners, Inc. for the year ended December 31, 2002, which are presented in the preceding section of this report. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements taken as a whole.

Phillips & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS
Abilene, Texas

February 17, 2003

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

GREAT WEST PARTNERS, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended December 31, 2002

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholder's equity	$	18,705
Less non-allowable assets:		(7,095)
Net capital		11,610
Minimum net capital required		(5,000)
Excess net capital	$	6,610
Aggregate indebtedness to net capital:		
Accounts payable	$	-
Payroll taxes payable		274
Federal income taxes payable		-
Aggregate indebtedness	$	274
Percentage of aggregate indebtedness to net capital		2.36%

The difference between the above computation of net capital rule 15c3-1 and that filed with the Company's unaudited December 31, 2002 FOCUS report is as follows:

December 31, 2002 Amended Focus Report	$	11,610
December 31, 2002 Net Capital	$	11,610
Variance		-

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the year ended December 31, 2002.

2. Computation for determination of reserve requirements under Rule 15c3-3

The company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2002.

GREAT WEST PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2002

The Company had no liabilities subordinated to creditors at December 31, 2001, nor does the Company have any liabilities subordinated to creditors at December 31, 2002.

PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (915) 677-7991
Toll Free (800) 477-1848
Fax (915) 677-7048

February 17, 2003

Board of Directors
Great West Partners, Inc.
3939 Belt Line Road, Suite 505
Addison, TX 75001

Gentlemen:

In planning and performing our audit of the financial statements of Great West Partners, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great West Partners, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Great West Partners, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated February 17, 2003. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Phillips & Company, LLP
Certified Public Accountants